Company: Kinesics Studios Inc.

Offering Details

⌄ Company Information

Company Name ⊞

Kinesics Studios Inc.

Executive Title ⊞

President

Executive Name ⊞

David Greene

Website ⊞

https://www.kinesicsstudio.com/

Employees ⊞

CRD Number ⊞

Company Description ⊞

Kinesics Studios is a start-up film production company designed for the 21st century. We are filmmakers armed with new techniques to bring 360° VR into the feature film spectrum. This will be a disruptive movement within the film industry. While others are trying to figure out what we have done, we will be in mass production of VR films. These films will crossover into the gaming world adding value to the production. However, we will not forget the digital cinema audience and make movies for that medium as well. Building the studio from the ground up will streamline productions and control costs. Moving the company as close to the retail dollar as possible will increase shareholder value. We are Kinesics Studios stories in motion

Business Experience ⊞

While Kinesics is a startup the principles are all accomplished filmmakers. More importantly we are coachable filmmakers. One of the struggles Hollywood is facing is inflexibility. We engage filmmakers and artists to mentor us along the way. One such mentor is Gray Frederickson, Oscar winning producer of the Godfather II. Not only is he our mentor but also a member of our board of directors. We also have expertise in both the creative and the technical realm of filmmaking, which has made it possible to create filming techniques in the Virtual Reality space that no one is currently in that market. This disruptive movement has huge potential and being on the leading edge may be a once in a lifetime opportunity.

Financial Interests ⊞

We are currently raising money for operating capital. We have two productions planned. UNDO episode one is the proof of concept on 360° feature filming. The episode will be monetized through You Tube and VR distribution platforms. Shadow Warriors is a high concept feature film of a Native American that learns she has a connection to Shadow Warriors. It will be self distributed in theaters, home video, and foreign sales. The operating costs to produce both projects is $4M. The Company will use addition proceeds should any be available to build the fan base through viral digital marketing.

Date Founded ⊞

2021-01-14T00:00:00+00:00

Existing Shareholders ⊞

5

Revenue last month ⊞

0

Revenue last 12 months ⊞

0

Type ⊞

c_corp

Current Stage ⊞

Startup - establishing market presence

Industry ⊞

Entertainment Industry

Previous Investments Amount ⊞

480

Previous Investors ⊞

Principles

Street Address ⊞

5061 CR 487

State of formation [+]

OK

City [+]

Salina

Region [+]

OK

Email [+]

REDACTED

Phone [+]

REDACTED

Postal Code [+]

74365

Country [+]

US

EIN number [+]

REDACTED

> Bank Information

∨ Team Members

Person 1

Your business experience or bio [+]

David Greene is a 30 year veteran of the US Air Force. He has been in the film industry for 17 years and managed several productions. He has worked in every phase of a film projects including development, production, post production, and distribution. He was an adjunct professor in the digital cinema program at OCCC. He is a digital cinema expert with a keen insight into the feature film industry and a vision for leading the company into virtual reality cinema.

Name [+]

David Greene

Email +

REDACTED

Phone +

REDACTED

EIN/SSN +

REDACTED

Title +

President

Is Person not Covered? +

No

Street Address +

REDACTED

City +

REDACTED

Region +

OK

Country +

US

Postal Code +

REDACTED

Date of Birth +

 REDACTED

LinkedIn Account +

www.linkedin.com/in/dave-greene-46469186

Person 2

Your business experience or bio +

Jamie Loy is a Native American Actress, Producer, and Director from Northeastern Oklahoma. Her recent

credits include the award-winning films LITTLE CHIEF, THE CHEROKEE WORD FOR WATER, MEEKO, and

VIOLET. Jamie has worked alongside veteran actors such as Zahn McClarnon, Rauol Trujillo, Kalani Queypo, and Alex Meraz. Apart from her experience in front of the camera, Jamie also has significant behind the camera experience as well such as Lead Stand-In, Set Decorator, Stunt Coordinator, Second Assistant Director, and Script Supervisor among others. Jamie's passion for film comes through in her work in front of and behind the camera.

Name +

Jamie Loy

Email +

Phone +

EIN/SSN +

Title +

Secretary

Is Person not Covered? +

No

Street Address +

City +

Region +

OK

Country +

US

Postal Code +

Date of Birth +

LinkedIn Account +

https://www.linkedin.com/in/jamie-loy-49392b4b

Person 3

Your business experience or bio ⊞

Peter Zhmutski has worked on 25 motion pictures, mostly as a director, producer & actor. His films have earned prestigious International Film Festival Awards. They have been distributed worldwide, aired on major American TV Networks, distributed on Netflix, Amazon, On-Demand, as well as sold on DVD/Blu-Ray media around the globe in different languages. As a composer he scored over 10 films and has toured with his solo piano concerts across America for several years. He pioneered 360-degree virtual reality and 3D technologies and is currently producing the first interactive VR miniseries. He will lead the company's international operations and VR/360 development, implementation, productions, and distributions.

Name ⊞

Peter Zhmutski

Email ⊞

Phone ⊞

EIN/SSN ⊞

Title ⊞

Vice President

Is Person not Covered? ⊞

No

Street Address ⊞

City ⊞

Region ⊞

OK

Country ⊞

US

Postal Code ⊞

Date of Birth +

LinkedIn Account +

https://www.linkedin.com/in/peterzhmutski/

Person 4

Your business experience or bio +

Salamat Mukhammed-Ali is an international award-winning director/filmmaker. He has worked in the

entertainment industry for over 25 years. He is a former technical director in the TV company "MIK-TV. He

produced and directed music videos, national commercials, and social and documentary films. He was the

founder of the rock band "Epoch". His leading edge technology in virtual reality and his international film

market experience makes him a valuable team member at Kinesics Studios.

Name +

Salamat Mukhamediyev

Email +

Phone +

EIN/SSN +

Title +

Chief of International Operations

Is Person not Covered? +

No

Street Address +

City +

Region +

Country [+]

KZ

Postal Code [+]

Date of Birth [+]

LinkedIn Account [+]

⌄ Offering Terms

Offering Name [+]

Kinesics Studios

Short Description [+]

This round of fundraising is designed to fund the first two productions of the company. The first being UNDO a VR episodic movie which will have 10 episodes in its first season. Episode 1 is the proof of concept that will validate the techniques of telling a visual story and gauge audience acceptance in 360°. The second project is Shadow Warriors a digital cinema production. This is the first of an enterprise film. It will be self distributed to move the company as close as possible to the retail dollar and increase the return on investment.

Product Video [+]

:

Target Amount [+]

100000

Date [+]

2022-04-01T00:00:00+00:00

Raising Goals - Min Amount [+]

100000

Raising Goals - Max Amount [+]

5000000

Investment Limits - Min Amount [+]

100

Investment Limits - Max Amount [+]

Company Valuation [+]

12500000

Describe how the valuation was calculated [+]

Book Value, the company has conducted no business at the time of this offering.

Oversubscription Allocation [+]

firstcome

Use of proceeds [+]

Film making is a highly capital intensive industry. While we operate on lean budgets and put the money on the screen, we will experience a high runway burn rate. In the first year we will spend $3,550,000 on producing content, $64,250 on promotion and advertising, and $15,500 on travel and related expenses for a total burn in the first year of operation of $3,630,750. Revenues are expected to begin in the tenth month of the first year and are projected to be $2,101,000 and increase significantly from that point on.

Regulatory Exemption [+]

4a6

Type of Securities [+]

equity

Price per share [+]

0.125

Fully diluted ownership interest [+]

40

Price determination [+]

There is no correspondence between company book value or company performance and stock price. Investors will experience immediate and significant dilution. The price per share is based solely on the company's need for seed capital.

Interest rate [+]

Maturity date [+]

Voting Rights [+]

Yes

Describe terms and conditions [+]

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Oklahoma.

Allow accredited investors ⊞

Yes

Allow non-accredited investors ⊞

Yes

Allow non-US investors through a Reg-S exemption ⊞

Yes

Allow US investors? ⊞

Yes

⌄ Highlights, Terms & Risks

Offering Highlights ⊞

Heading	Text
Who is Kinesics Studios	Kinesics Studios is a modern mini studio designed to exploit new digital technology and techniques. We are industry veterans with a vision for the future. We are designing story telling in 360° Virtual Reality a virtually untapped market with enormous potential. We are creating a company with multiple revenue streams. We are focused on increasing shareholder value. We are Kinesics Studios, "Stories in Motion"
Where is Kinesics Studios	Kinesics Studios is an international company headquartered in Oklahoma. That may not seem like a likely place for a film company to be located, but there are many advantages. First Oklahoma has a 37% cash rebate on qualified film expenses. Secondly Oklahoma is a right to work state. Third cost of living and operations are significantly less than other film meccas. Forth we are located near several Native American nations that we believe will be beneficial business partners. Fifth nearly every environment is available for filming. Sixth Oklahoma has highly skilled workforce in the film industry. Finally all of these advantages come together to enable us to increase shareholder value.

Heading	Text
What is the Kinesics Studios opportunity	Kinesics Studios is in the seed round of funding. This is the ground floor and maybe the greatest opportunity to invest. We are offering 40 million shares, 40%, of kinesics studios at $0.125 per share. If we execute as we have in our business plan this maybe the last opportunity to buy shares of the company. As we focus on increasing shareholder value, these shares coupled with an exit strategy on the OTCBB or other exchange, could become very valuable.
How will Kinesics Studios make money	Kinesics Studios will market VR episodes of its first season of UNDO through established VR platforms. We will market our digital cinema productions, Shadow Warriors being the first through a self distribution plan moving the company as close as possible to the retail dollar and increasing ROI. We will be a production company for hire and establish other revenue streams in industrial, training, and legal videos. Our every effort will be geared toward making meaningful stories and increasing shareholder value.
When will Kinesics Studios emerge	Kinesics Studio is the right company at the right time. Like nearly every industry the entertainment industry has taken a major setback and change due to Covid 19. What we know is that the public still loves movies and new technology is going to supplant the big silver screen. Virtual Reality will give viewers the chance to be totally submersed in the story they are watching in the comfort of their own home. The problem is no one has figured out how to tell these narrative stories in 360° until now. Kinesics Studios has and is going to lead the way into VR movies, while still creating digital cinema masterpieces through the transition. We believe the company will start seeing revenues early in the second year and be profitable shortly after revenues begin.
Why Kinesics Studios	Kinesics Studios has a strong foundation in digital cinema and will lead the way into VR Movies. The only VR movies currently on the market are animation, we will lead the way into live action movies. This will be very disruptive technology in the industry. This is an opportunity to join the mission to go where no filmmakers have gone before. Don't let this be the one you that got away, Invest now.

Offering Risks +

Heading	Text
Recent Organization, Limited Scope and Lack of Operating Experience	The Company was organized on January 14 2021, but has never conducted any activities and has no operating experience. The Company's proposed operations are subject to all of the risks inherent in the establishment of a new commercial enterprise, and the likelihood of the Company's success must be considered in light of various factors, including the Company's ability to produce, market, sell and distribute Films.
Investment Risks	An investment in the Company involves significant risks, including the risk that the Company will be unable to produce, market, sell and distribute Films.
Income Tax Consequences	An investment in stock shares may have significant federal and state income tax consequences for an investor. Nothing herein was intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties imposed under the United States Internal Revenue code. This document was written to support the promotion and marketing of the transaction addressed herein. The company makes no representation or warranty to investors with respect to the income tax consequences of an investment in the shares and urges prospective investors to consult with their own tax advisors about such income tax.

Heading	Text
Cautionary Statements	The discussions and information in this offering may contain both historical and forward-looking statements. To the extent that this offering contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The differences may be caused by a variety of factors, including, but not limited to, adverse economic conditions, intense competition, cost overruns in producing and marketing Films, unavailability of qualified talent for Films, loss of talent previously committed or interested in Films, absence of qualified distributors or licensees, lack of customer acceptance of Films, termination of contracts, lack of experience in the Company and Management, government regulation, inadequate capital, unexpected operating deficits, lower sales and revenues than forecast, the risk of litigation and administrative proceedings involving the Company adverse publicity and news coverage, inability to carry out marketing and sales plans, loss or retirement of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this offering.
New Business	The Company has no earnings or gross revenues to date. There is no assurance that the Company or the Films will be profitable or will earn revenues, or that the Company will have sufficient capital to implement its business plan.
Speculative Business	The entertainment industry is extremely competitive, and the commercial success of any motion picture is often dependent on factors beyond the control of the Company, including but not limited to audience preference and exhibitor acceptance. The Company may not be able to engage or retain qualified talent for Films, including actors and other production personnel. Competent distributors or joint Company partners may not be available to assist the Company in its financing and marketing efforts for the Films, if required. The Company may not be able to sell or license the Films because of industry conditions, general economic conditions, competition from other producers, or lack of acceptance by studios, distributors, exhibitors and audiences.

Heading	Text
Release of the Films	The Films are being produced for theatrical distribution, followed by television and home video exhibition, although no agreements are yet in place for distribution in any of the foregoing media in the United States or abroad, and no such distribution can be guaranteed. As a result, the Films may not receive the commercial exposure that could accompany a full theatrical release, and the gross revenue potential could be substantially lower than if the Films are initially introduced by wide or alternatively limited release to the full theatrical market. There is no assurance that any exhibitor will license the Films or that it will earn substantial revenues.
Absence of Immediate Revenues	The Company anticipates that it will incur substantial operating losses relating to the production and distribution of Films until the Company is able to generate adequate revenues from the licensing, sale or distribution of the Films, of which there can be no assurance. There can be no assurance that stockholders will realize any return on their investment or that stockholders will not lose their entire investment.
Risks of Motion Picture Development and Production	The development and production of motion pictures involves a substantial degree of risk. Production costs are often miscalculated and may be higher than anticipated due to reasons or factors beyond the control of the Company (such as delays caused by labor disputes, illness, accidents, strikes, faulty equipment, death or disability of key personnel, destruction or damage to the film files themselves, or bad weather). Accordingly, the Company may require funds in excess of Films anticipated budget in order to complete a production. The Company may not seek to obtain any production insurance or completion bonds for any of the Films to protect the Company against some of these risks. Accordingly, circumstances may arise pursuant to which investors will bear the entire risk that the Films do not have sufficient funding to complete production.

Heading	Text
Risks of Motion Picture Distribution	There is no assurance that the Company will be successful in securing a service release or third parties to distribute the Films if they are completed. Furthermore, in the case of securing distribution, there is no assurance that the Films will be an economic success even if it is successful critically or artistically. While it is the intent of the Company that any sale of distribution rights will be for fair value and in accordance with the standards and practices of the motion picture industry, no assurance can be given that the terms of such agreement will be advantageous to the Company. In fact, unless the Films are an artistic success and/or cast with recognizable creative elements, the Company will clearly be at a disadvantage in its negotiations. There can be no assurance that a distributor, even a service distributor will not limit the Films theatrical run, limit the territories in which the Films are exhibited or otherwise fail to promote the Films actively. Any such action by a distributor could have a material adverse effect on the economic success of the Films and the revenue received by the Company. There can be no assurance of ancillary or foreign sales of the Films. If a Film is distributed in foreign countries, some or all the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict the available funds. Even if all territories, both domestic and foreign, are sold, there can still be no assurance that the Films will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, if any, there may be problems which could adversely affect the Company's ultimate profitability, including: public taste, which is unpredictable and susceptible to change; competition for theaters; competition with other films and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. In any event, any net proceeds from the Films and cash flow cannot be realized, if at all, until many months after the Company's expenditure for the Films. The Company does not anticipate that it will retain a sales agent to sell the domestic or foreign rights to Films. No assurance can be given that the Company will be able to sell any rights to the Films or that if such rights are sold it will be on terms advantageous to the Company.

Heading	Text
Domestic Market Place	Investors should particularly note the Company intends to seek a service theatrical release. At this time, the United States domestic distribution business is substantially dominated by large studio distributors (e.g., Fox, Sony, Paramount, Universal, Warner Bros., MGM and Disney) and their affiliates (e.g., Fox Searchlight, Sony Classics, Paramount Vantage, Focus Features, United Artists and Miramax). These companies are joined in the marketplace by a limited number of independent distribution companies including Lionsgate, Summit and the Weinstein Company, which acquire independently produced motion pictures and may finance film projects directly at budgets significantly more modest than those typically undertaken by the major studios. The studios are increasingly focused on large budget ("event") pictures or smaller art house projects. Motion pictures with budgets under $3,000,000, with no major acting elements attached to them are increasingly being released directly to cable television and/or home video, and receive little or no theatrical marketing support. A limited theatrical release, or no theatrical release at all, will have a materially adverse effect on the financial return which may be realized by a particular film in all other markets. Since the domestic marketplace often impacts foreign territories, the absence of domestic buyers may impact each film's potential sales.
Exposure to Worldwide Economic Conditions	It is intended that the Company will sublicense the Films to foreign distributors for exhibition in their respective territories and/or media. Consequently, the value of the Films rights as determined by such distributors would be dependent upon many factors including the economic conditions in such distributors' territory. Economic downturns, changes in the currency exchange rates and changes in economic forecasts of any or all of the individual territories may have a material adverse impact on the Company. Even if distribution agreements are obtained for certain territories, economic changes in any territory could affect the ability to complete any transaction.

Heading	Text
Possible Inadequacy of Company Funds	The Company will have limited capital available to it. If the entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then Management may cause the Company to sell all or a portion of its interest in the Films to finance such shortfalls. Further, a shortage of funds may prevent or delay the Company from completing the production and distribution of the Films. Although the Company and Management have planned for all of the expected production and distribution costs of the Films, there is no assurance that the Company will have adequate capital to conduct its business.
Deferments	The Company and Management may arrange for services to be provided to the Company for the production and distribution of the Films for which reduced compensation will be initially required, it being understood that the provider of such services will be compensated by the Company for the value of such services from the cash flow of the Company resulting from the exploitation of some or all rights in and to the Films. The value of such deferrals will be negotiated and documented by Management prior to the provision of such services to the Company. The benefit of such arrangements is to reduce the direct cash costs of the Films production. Such deferments may be paid from the Films revenues before or after repayment to Shareholders of their investment, and/or prior to payment to Shareholders and Management of any other net proceeds based on the revenue of the Films after such Shareholders recoupment, as Manager may establish in its reasonable judgment on behalf of Company through negotiation and/or otherwise.

Heading	Text
Competition	The entertainment industry is characterized by intense competition. The Company will be subject to competition from other producers and distributors including major studios, which have greater financial resources and management experience and expertise than the Company. All aspects of the motion picture industry are highly competitive. The Company faces competition from "major" studios and other independent motion picture companies and television production companies not only in attracting creative, business and technical personnel for the production of films, but also in distributing the films. Virtually all of these competitors have substantially greater experience, assets, and financial and other resources than the Company, and have worldwide distribution organizations in place. The Company's Films will also be subject to extensive competition from other forms of entertainment, including but not limited to television programming, cable television, virtual reality entertainment and other entertainment. There is no assurance that the Company will be able to compete in the entertainment business successfully or profitably.
Liabilities	There is no assurance that the Company will be able to pay all of its liabilities.
No Assurance of Profit	There is no assurance as to whether the Company will be profitable or earn revenues, or whether the Company will be able to return any investment, to make cash distributions or to meet its operating expenses
Operations - Possible Liens	If the Company fails to pay for materials and services for the Films on a timely basis, the Company's assets could be subject to materialmen's and workmen's liens. The Company may also be subject to bank liens in the event it defaults on loans from banks, if any.

Heading	Text
Risk of Cost Overruns	The Company may incur substantial cost overruns in the production and distribution of the Films. Management is not responsible for cost overruns incurred in the Company's business and is not obligated to contribute capital to the Company. Unanticipated costs may force the Company to dilute its ownership in the Films substantially by requiring it to obtain additional capital or financing from other sources, or may cause the Company to lose its entire investment in the Picture if it is Films to obtain the additional funds necessary to complete the production and marketing of the films. There is no assurance that the Company will be able to obtain sufficient capital to implement its business plan successfully. If a greater investment is required in the Films because of cost overruns, the probability of earning a profit or a return of the investment in the Film is diminished. Although the budget for the Films will include a contingency reserve to cover unforeseen cost overruns, the Company will not be obtaining a completion bond or other similar insurance which might mitigate the risk of cost overruns.
Risk of Insufficient Capitalization	The Company intends to conduct an additional Regulation A tier II exempt capitalization campaign. Part of the proceeds from this Crowdfunding campaign will be used to conduct the capitalization campaign. Should the capitalization campaign fall short of the minimum effort to raise one million dollars the company would be unable to produce the movie developed by this campaign and investors would stand to lose the full amount invested.

Offering Terms +

Heading	Text
Common Stock	A class of common stock issued to purchasers for the purpose of capitalizing the company.
Closing Date	The closing date is the date of the expected end of the Regulation CF exemption for the sale of Series A Common Stock.

Heading	Text
Investors	Individuals or entities that purchase Series A Common Stock.
Target	A minimum capital required for the company to take control of the funds.
Maximum	The maximum capital that can be raised by this offering.
Closing Date	The offering is projected to run for one year. The offering may close earlier than the projected date if the maximum effort is reached. All investors will be notified at least five business days in advance of an early closing.
Investors Ownership	The ownership percentage of any individual investor will be determined by the number of shares purchased divided by the number of shares issued. The company has created 100,000,000 shares.
Amount Raised	The gross capital raised will be no less than $100,000 and up to $5,000,000
Price Per Share	$0.125 per share
Dilution	Shareholders will experience an immediate dilution. Based on full capitalization of 5,000,000 shares sold; Company assets will be $5,000,000.00 with 54,000,000 shares outstanding. This represents a per share book value of $0.0925 and immediate dilution of $0.9075 per share to the purchasers of the Common Stock.
Valuation	Total equity divided by total shares.
Dividends	Non-cumulative dividends may or may not be paid on Common Stock in an amount determined and declared by the board of directors at the annual meeting.

Heading	Text
Liquidation Preference	In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid as follows: The balance of any proceeds will be distributed pro rata to all Common Stock holders. A merger or consolidation (other than one in which stockholders of the Company own a majority by voting power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event (a "Deemed Liquidation Event"), thereby triggering payment of the liquidation preferences described above.
Protective Provisions	In addition to any other vote or approval required under the Company's Charter or Bylaws, the Company will not, without the written consent of the holders of at least 67% of the Company's Stockholders, either directly or by amendment, merger, consolidation, or otherwise: (i) liquidate, dissolve or wind-up the affairs of the Company, or effect any merger or consolidation or any other Deemed Liquidation Event; (ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws (iii) create or authorize the creation of or issue any other security convertible into or exercisable for any equity security, having rights, preferences or privileges senior to or on parity with the common stockholder, or increase the authorized number of shares of common stock; (iv) purchase or redeem or pay any dividend on any capital stock prior to the common stock, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services, at the lower of fair market value or cost; or (v) create or authorize the creation of any debt security; (vi) create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary or dispose of any subsidiary stock or all or substantially all of any subsidiary assets; (vii) increase or decrease the size of the Board of Directors.

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